AH 4/4/02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022685

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45502

RECEIVED MAR 26 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HP Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
5410 SW Macadam, Suite 260
(No. and Street)

Portland	Oregon	97201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Bozikovich (503) 223-2234
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Williamson & Associates, LLP
(Name — *if individual, state last, first, middle name*)

One SW Columbia, Suite 625	Portland	Oregon	97258
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 4/4/2002

OATH OR AFFIRMATION

I, Peter Bozikovich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

OFFICIAL SEAL
HOWARD A. SKAUG
NOTARY PUBLIC-OREGON
COMMISSION NO. 352377
MY COMMISSION EXPIRES DECEMBER 2, 2005

Howard A. Skaug
Notary Public

Peter J. Bozikovich
Signature

COO
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year ended December 31, 2001

TABLE OF CONTENTS

To the Board of Directors
HP Securities, Inc.
Portland, Oregon

We have audited the accompanying balance sheet of HP Securities, Inc. as of December 31, 2001, and the related statements of operations and retained earnings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HP Securities, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange act of 1934. This information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Williamson & Assoc., LLP

January 29, 2002

HP SECURITIES, INC.

BALANCE SHEET

December 31, 2001

ASSETS

CURRENT ASSETS	
Cash	$ 11,921
Commissions receivable	9,192
Due from affiliate	4,613
Due from stockholders	6,265
Total current assets	31,991
OTHER ASSETS	
NASD stock	16,300
TOTAL ASSETS	$ 48,291

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accrued expenses	$ 3,960
STOCKHOLDERS' EQUITY	
Common stock – authorized, 1,000 shares of no par value; issued and outstanding 200 shares	7,500
Additional paid-in-capital	22,000
Retained earnings	14,831
Total stockholders' equity	44,331
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 48,291

See accompanying notes

FIP SECURITIES, INC.

STATEMENT OF OPERATIONS AND RETAINED EARNINGS

For the year ended December 31, 2001

REVENUES	
Commissions	$ 209,239
OPERATING EXPENSES	198,182
Income from operations	11,057
OTHER INCOME (EXPENSE)	
Miscellaneous income	130
NET INCOME	11,187
RETAINED EARNINGS, BEGINNING OF YEAR	3,644
RETAINED EARNINGS, END OF YEAR	$ 14,831

See accompanying notes

FIP SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 11,187
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in assets:	
Due from affiliate	(1,961)
Commissions receivable	909
Due from shareholder	(1,265)
Increase (decrease) in liabilities:	
Accrued expenses	(5,969)
Net cash provided by operating activities	2,901
CASH, BEGINNING OF YEAR	9,020
CASH, END OF YEAR	$ 11,921

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

SUMMARY OF ACCOUNTING POLICIES

BUSINESS ACTIVITY - HP Securities, Inc. is engaged primarily in the sale of securities and investment company stock. The Company was incorporated in the State of Oregon in December 1992, and commenced operations as a broker/dealer in July 1993, when it registered with the Securities and Exchange Commission (the "SEC") and obtained National Association of Securities Dealers authorization, pursuant to the relevant provision of the Securities Exchange Act of 1934, as amended.

CASH AND CASH EQUIVALENTS - For purposes of the statement of cash flows, the Company considers cash and short-term investments with original maturities of three months or less to be cash equivalents.

SECURITIES TRANSACTIONS - Security transactions and related commissions revenue and expense are recorded on a settlement date basis. Differences between trade date and settlement date, if any, are not significant.

USE OF ESTIMATES - The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

ADVERTISING COSTS -The Company expensed advertising costs of $218 as incurred.

COMMISSIONS RECEIVABLES

Commissions receivable represent amounts owed to the Company by its clearing agent, Wedbush Morgan Securities and Genesis, at December 31, 2001.

Management of the Company believes all receivables will be collected and, therefore, no provision for doubtful accounts has been made.

COMMITMENTS AND CONTINGENCIES

The National Association of Securities Dealers (NASD), requires that all broker/dealers maintain a deposit with their clearinghouse to offset potential deficiencies. Wedbush Morgan Securities has

COMMITMENTS AND CONTINGENCIES (Continued)

obtained a collateral deposit on behalf of the company for $25,000 by securing an interest in the personal assets of one of the stockholders.

INCOME TAXES

On January 1, 1993, the Company filed an election to be taxed as an S-Corporation. Income and losses will be included in the personal income tax returns of the stockholders. Accordingly, the company will not ordinarily incur additional federal and state income tax obligations and the financial statements will only include provisions for certain local income taxes.

PENSION PLAN

During the year ended December 31, 1998, the Company adopted a Savings Incentive Match Plan (SIMPLE). All employees are eligible to participate in the plan. Employees may make salary reductions of up to $6,000 in any calendar year. The employer must match the employee's contribution up to 3% of the employee's compensation for the calendar year. No pension expense was incurred for the year ended December 31, 2001.

RELATED PARTY TRANSACTIONS

Consulting fees are calculated as a percentage of stockholders gross sales. Such fees were paid to related corporations wholly owned by the shareholders of HP Securities, Inc. The fees are similar in nature to S-Corp distributions but are based upon stockholders productivity instead of stock ownership percentage. Consulting fees for the year ended December 31, 2001 were $117,840.

The Company's rent and occupancy costs are paid by an affiliated entity under common ownership, pursuant to NASD advice. Because there is no reasonable basis for allocating these expenses, management has chosen not to deduct rent and occupancy expense on HP Securities, Inc.

At December 31, 2001, the Company had accounts receivable of $4,613 for unreimbursed expenses from a related corporation under common ownership.

As of December 31, 2001, the Company had an amount due from its principal stockholders of $6,265. The amount is unsecured, payable on demand and non-interest bearing.

NET CAPITAL

The Company is subject to the Uniform Net Capital Rule (the "Rule") adopted by the SEC, which requires the maintenance of minimum net capital to be greater than 1/15th of aggregate indebtedness or $5,000 under Rule 15c3-1(a)(2). At December 31, 2001, the Company had net capital and required net capital of $17,153 and $5,000, respectively, and a ratio of aggregate indebtedness to net capital of .23 to 1. Net capital and required net capital may fluctuate on a daily basis.

SUPPLEMENTARY INFORMATION

SECURITIES, INC.

SCHEDULE OF OPERATING EXPENSES

For the year ended December 31, 2001

Advertising and promotion	$ 218
Arbitrator	220
Bonding	557
Books and subscriptions	628
Commissions and regulatory fees	48,450
Consulting fees	117,840
Dues	1,856
Miscellaneous	384
Paychex's fee	345
Postage delivery	1,147
Professional services	5,555
Quote service	13,537
Repairs	593
Salaries	2,000
Supplies	363
Taxes and licenses	311
Telephone	4,178
Total operating expenses	$ 198,182

FIP SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

For the year ended December 31, 2001

NET CAPITAL:	
Total stockholders' equity	$ 44,331
Less non-allowable assets:	
Due from stockholders	6,265
Due from affiliate	4,613
NASD stock	16,300
	27,178
Net capital	$ 17,153
AGGREGATE INDEBTEDNESS:	
Total liabilities from balance sheet	$ 3,960
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum net capital required	$ 5,000
Excess net capital	$ 12,153
Excess of capital at 1,000%	$ 16,757
Ratio of aggregate indebtedness to net capital	.23 to 1
RECONCILIATION WITH COMPANIES COMPUTATION:	
Net capital as reported on Company's Part IIA (unaudited) Focus Report	$ 17,153
Net Capital per above	$ 17,153

FIP SECURITIES, INC.

EXEMPTION FROM RESERVE REQUIREMENTS UNDER RULE 15c3-1

For the year ended December 31, 2001

EXEMPTIVE PROVISIONS:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1)(ii) in the Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
HP Securities, Inc.
Portland, Oregon

In planning and performing our audit of the financial statements of HP Securities, Inc. for the year ended December 31, 2001, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Sanstrum & Associates, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemption provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any

evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Williams & Assoc., LLP

January 29, 2002